EXHIBIT 99.195
news release

401 Bay Street, Suite 2010,	Shares outstanding: 113,297,000
P.O. Box 118
Toronto, Ontario	TSX: TCM, TCM.WT
Canada M5H 2Y4	Frankfurt: A6R
November 13, 2007
THOMPSON CREEK REPORTS SLIDE AT ENDAKO MINE AFFECTS OPERATIONS
Thompson Creek Metals Company Inc., one of the world’s largest publicly traded, pure molybdenum producers, today announced that a slide has interrupted some operations at its open-pit Endako Mine in northern British Columbia.
Management is currently evaluating the situation and will release details of the slide’s impact as it becomes more certain in the weeks ahead. Slides have occurred at Endako in the past and at those times mine personnel have successfully performed remedial work that has allowed the mine to continue to function without long-term interruption.
The slide occurred late in the evening of November 12 at the east end of the south wall of the Endako Pit, partially burying a shovel that was mining ore at the affected site. The operator sustained only a minor injury and operations in the Endako Pit were shut down in order for the situation to be assessed.
The mill at Endako will continue to operate, using ore currently being mined from the mine’s Denak West Pit, which was not affected by the slide, and from the mine’s stockpile of ore. However, the production rate, grade and recoveries at the mill may be affected.
The ore grade at the mill averaged 0.06% Mo in the first 10 months of 2007. The Denak West Pit average grade is 0.065% Mo. The stockpile totals 20 million tonnes of ore (equivalent to two years production at Endako) with an average estimated grade of 0.039% Mo.

About Thompson Creek Metals Company Inc.
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Thompson Creek undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

For more information, please contact:

Ian McDonald	Tina Cameron
Executive Chairman	Renmark Financial Communications Inc.
Thompson Creek Metals Company Inc.	Tel.: 514-939-3989
Tel: 416-860-1438	tcameron@renmarkfinancial.com
info@tcrk.com

Wayne Cheveldayoff,
Director of Investor Relations
Thompson Creek Metals Company Inc.
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@tcrk.com

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